Filed by FleetBoston Financial Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                             Subject Company:  FleetBoston Financial Corporation
                                                      Commission File No. 1-6366



On February 12, 2001, FleetBoston Financial Corporation issued the following press release:

                FLEET AND SUMMIT RECEIVE FED APPROVAL FOR MERGER

BOSTON--(BUSINESS WIRE)--Feb. 12, 2001--FleetBoston Financial today received approval from the Board of Governors of the Federal Reserve System for its merger with Summit. The approval by the Board brings the two companies a step closer to becoming one institution with some 60,000 employees and more than 20 million customers worldwide. Fleet and Summit expect the merger to close in March 2001.

"We are extremely pleased that the Board has allowed us to proceed with this merger," said Terrence Murray, Chairman and Chief Executive Officer of FleetBoston Financial. "The Summit transaction is an excellent geographic fit with our existing franchise, making Fleet the number one bank in New Jersey and extending our banking franchise into the Philadelphia region."

"In our preparations to combine our two companies, we are already seeing the tremendous opportunities this transaction presents for our customers and our shareholders," said T. Joseph Semrod, currently Summit's Chairman, President and Chief Executive Officer who will serve as Chairman of the company's New Jersey franchise. "Relying on each other's complementary strengths, the new organization will offer our customers a broader and more sophisticated array of products and services, while continuing to provide the highest levels of customer service."

Fleet and Summit anticipate operating their two companies as a single entity beginning in the third quarter of 2001. Affected customers of both institutions are asked to continue banking as usual until further notice. All customers will be notified in writing well in advance of any changes relating to their accounts.

The Federal Reserve approval follows approval by the U.S. Department of Justice of the proposed Fleet/Summit divestiture plan, which calls for five branches within Southern New Jersey to be sold. A buyer(s) is expected to be named by mid-February. Related merger applications are currently pending with the Office of the Comptroller of the Currency (OCC) and with state bank regulators.

FleetBoston Financial is the seventh-largest financial holding company in the United States. A $179 billion diversified financial services company, it offers a comprehensive array of innovative financial solutions to 20 million customers in more than 20 countries and territories. Among


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the company's key lines of business are: retail banking, with over 1,200 branches and nearly 3,400 ATMs in the Northeast; commercial banking, including capital markets/investment banking and commercial finance; investment services, including discount brokerage; and full-service banking through more than 250 offices in Latin America. FleetBoston Financial is headquartered in Boston and listed on the New York Stock Exchange (NYSE: FBF) and the Boston Stock Exchange (BSE: FBF).

FLEETBOSTON FINANCIAL CORPORATION FILED A REGISTRATION STATEMENT ON FORM S-4 (FILE NO. 333-50346) WITH THE SECURITIES AND EXCHANGE COMMISSION CONTAINING A PROXY STATEMENT-PROSPECTUS REGARDING THE PROPOSED MERGER OF SUMMIT BANCORP. AND FLEETBOSTON. SUMMIT SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. SHAREHOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT-PROSPECTUS AND OTHER DOCUMENTS FILED BY FLEETBOSTON AND SUMMIT WITH THE SEC AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF THE PROXY STATEMENT-PROSPECTUS AND THE SEC FILINGS INCORPORATED BY REFERENCE IN THE PROXY STATEMENT-PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO FLEETBOSTON FINANCIAL CORPORATION, INVESTOR RELATIONS DEPARTMENT, 100 FEDERAL STREET, P.O. BOX 2016, MAIL STOP: MA DE 10034F, BOSTON, MASSACHUSETTS 02106-2106, TEL: (617) 434-7858.